

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Jack Namer
President
Eye On Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

> **Re:** **Eye On Media Network, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 4, 2013**
> **File No. 000-55035**

Dear Mr. Namer:

We have reviewed your response to our prior comment letter to you dated September 30, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

(c) Business of Issuer, page 2

1. We note your disclosure that your "prayer capital will sustain [your] limited operations for two more quarterly reporting periods." Please revise to explain what you mean by "prayer capital." In this regard please also revise here to clarify your monthly "burn rate" and the estimated month you will run out of funds without the addition of capital.

2. Please revise to clarify that there is no guarantee that your sole officer and director will "infuse capital" to continue your operations.

Risk Factors, page 5

We may be subject to further government regulation, page 8

3. We note your response to our prior comment 7 and reissue in part. Please revise your disclosure to provide estimates of the "significant registration and compliance costs" referenced in this risk factor.

We cannot assure you that following a business combination, page 11

4. We note your response to our prior comment 13. We note the phrase "the OTC Bulletin Board or any other stock exchange." This statement may suggest that the OTC Bulletin Board is a stock exchange. Please delete the word "other" or revise to state this in a way that does not suggest that the OTC Bulletin Board is a stock exchange.

Item 2. Financial Information, page 12

Management's Discussion and Analysis or Plan of Operation, page 12

5. We note your response to our prior comment 17 and reissue in part. Please revise to disclose the challenges and risks likely associated with combining with a "developing company in need of additional funds for expansion."

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-mail
        Clifford Hunt, Esq.